Mail Stop 3561

June 16, 2008

<u>Via U.S. Mail</u>

John A. Hageman
Senior Vice President and Chief Legal Officer
Metals USA Holdings Corp.
One Riverway, Suite 1100
Houston, TX 77056

Re: Metals USA Holdings Corp.
Registration Statement on Form S-1
Filed on May 19, 2008
File No. 333-150999

Flag Intermediate Holdings Corp./Metals USA, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 20, 2008
Form 10-Q for Period Ended March 31, 2008
Filed May 1, 2008
File No. 333-132918

Dear Mr. Hageman:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Define or explain technical terms and short-hand references when they first appear, including "value-added," "tee-splitting," and "cambering."

3. Please revise to eliminate marketing language throughout the prospectus. Examples of such language include your disclosure that you are an "important" intermediary between primary metal producers and end-users on pages 1 and 72, and you have "state-of-the-art" processing facilities on page 74. Also, refer to your disclosure at page 75 under "Segment Information," referring to "experienced" executives and "efficient advancement" of goals.

Industry and Market Data

4. Please confirm that the industry data and periodic industry publications you refer to are publicly available or available for a nominal fee.

Prospectus summary, page 1

Our Company, page 1

5. Clarify if the earning growth you refer to was partly a result of acquisitions.

6. In regards to earnings growth, please balance your disclosure by disclosing net income for fiscal years ended 2006 and 2007.

7. In one of your introductory paragraphs, please include a brief description of the structure of your company.

8. We note your statement that you "are one of the largest metal service center business in the United States," and that you are "a leading provider of value-added processed" steel products here and throughout the prospectus. Please provide back-up for this statement on a supplemental basis or revise throughout to state as a belief.

9. Refer to the first paragraph under "Our Company" and your disclosure regarding the Plates and Shapes Group and the Flat Rolled and Non-Ferrous Group. As the Building Products Group is your third segment, please revise this paragraph to briefly include disclosure regarding the Building Products Group or advise.

Industry Overview, page 2

10. Please revise this section to succinctly summarize the material factors regarding your industry as the current disclosure appears to be very similar to the disclosure that appears on pages 76-77.

Metal Service Centers, page 2

11. Please clarify what you mean when you say primary metal producers are focused on core competencies. Please explain briefly why you earn a margin other than for value-added services.

Our Competitive Strengths, page 4

12. Provide the basis for your belief that your inventory management systems are better than your competitors or delete the reference to your competitors. We may have additional comments after review of your response.

Risk Factors, page 6

13. We note the disclosure on pages 16-17 that the company is influenced by the rise and fall of the world economy at large. If applicable, please revise the first bullet point to take into consideration this risk.

Principal Stockholders, page 7

14. Revise to clearly disclose that Apollo previously entered into a management agreement with you and will receive a termination fee upon the conclusion of this offering. Additionally, disclose the management and termination fees.

Metals USA Holdings, page 7

15. Revise this section to briefly describe the merger and the material related transactions.

Use of Proceeds, page 8

16. Please briefly explain why the notes are termed toggle. Please add similar disclosure at page 114 under, "The 2007 Notes."

17. Please disclose here how much of the notes Apollo and its affiliates currently hold.

18. Briefly disclose the use of proceeds from the issuance of the 2007 Notes. Add similar disclosure under "Use of Proceeds," at page 29.

Summary Historical Consolidated and Combined Financial Data, page 10

19. We will not object to the presentation of traditional EBITDA in this table if you are able to demonstrate its usefulness and if the appropriate footnote disclosures are provided. With regard to the accompanying reconciliation, please indicate the nature of the other (income) expense item and explain why it is included. In addition, please justify the usefulness of this measure as an alternative measure of performance given that it adjusts for recurring items. Please revise and advise as appropriate.

20. We note that you have also included a non-GAAP financial measure labeled "Adjusted EBITDA" because it is the measure specified in your loan covenants. If true, please present this measure exclusively within MD&A as part of your discussion of liquidity. Your attention is invited, for guidance, to Question 10 of the June 13, 2003 FAQ regarding the use of non-GAAP financial measures as prepared by the staff of the Division of Corporation Finance. We will not object to a cross-reference, in this table, to your MD&A discussion. However, please eliminate the related numerical presentation from this table.

Risk Factors, page 16

Our business, financial condition, results of operations and cash flows are heavily affected by changing metal prices, page 16

21. Revise to indicate in your risk factor subheading that current costs of metal are high so that investors can assess the risk.

Our operating results and liquidity could be negatively affected during economic downturns because the demand for our products is cyclical, page 16

22. As applicable, revise the risk factor to ensure it discusses the risk that the industry is currently at a high point. Revise the subheading to clarify that demand for some of your products are currently high.

Intense competition in our fragmented industry could adversely affect our profitability, page 17

23. Please revise the risk factor to disclose your position in the industry compared to the competition so that an investor may be apprised of the risks associated with the intense competition.

Our debt agreements impose significant operating, page 21

24. If there is a risk that you may not be able to maintain the specified financial ratios and covenants, please disclose the ratios and covenants that you need to maintain here and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

Our historical financial information is not comparable to our current financial condition…, page 19

25. Revise the heading to indicate that the merger resulted in a new valuation for the assets and liabilities of Metals USA to their fair values so investors may assess the risk.

Apollo Controls Us, page 23

26. Consider expanding this risk factor, with appropriate bolded subcaptions, to provide investors with a better sense of what control by a significant stockholder means. Examples might include:

- First use of proceeds to pay the 2007 notes held by affiliates
- If you intend to continue any management agreements with Apollo
- Disclosure of past dividends to your stockholders, including the use of proceeds from the 2007 note offering
- Disclosure relating to the funds Apollo will receive for the shares being offered here versus the price paid in the Merger

27. Also explain here why you have not instituted any formal plans to address conflicts of interest.

Because all of the proceeds from this offering of our common stock may be used to repay the 2007 Notes, none or very little of such proceeds may be used to further invest in our business, page 26

28. As noted throughout your prospectus, the risk that there may not be proceeds left after repayment of the notes to invest in your business appears to be substantial.

> Please move this risk factor to an earlier area in the risk factor section of the prospectus so that the risk is prominently highlighted.

Use of Proceeds, page 29

29. Refer to the last sentence of the second full paragraph on page 29 and your disclosure throughout the prospectus that you "will" use the balance of the net proceeds for general corporate purposes. Revise the disclosure to correct the discrepancy.

Management's Discussion and Analysis, page 40

2007 Acquisition, page 42

30. Please clarify what you mean by Lynch Metals is a "higher" value-added service center. What does "higher" mean?

Results of Operations – Year Ended December 31, 2006 Compared to 2005, page 49

31. We note that you have prepared your discussion of the results of operations for the fiscal year ended December 31, 2005 by comparing the mathematical combination of the Successor and Predecessor results for that period to the results of the Successor for the fiscal period ended December 31, 2006. You also correctly characterize the combined results for fiscal 2005 as combined "non-GAAP." Although you may believe that this discussion provides a meaningful method of comparison, and therefore a supplemental presentation of this type may be appropriate, you are still required to discuss actual results for the fiscal 2005 predecessor and successor periods as presented on the face of your financial statements, in the position of greatest prominence. Please expand your discussion accordingly. Refer to the guidance set forth in FR 72 and FR 65. Alternatively, we would not object if you elect to provide a comparative discussion of the actual results for fiscal 2006 to the operating results of fiscal 2005 prepared on a pro forma basis. If you elect the latter option, please represent in the filing that the pro forma numbers utilized in your narrative have been prepared in accordance with the provisions of Article 11 of Regulation S-X. Our comment applies to the segment disclosures and the cash flow disclosures as well.

Liquidity and Capital Resources, page 56

32. Please revise to discuss liquidity on both a short-term and long-term basis. Refer to Instruction 5 to Item 303(a).

Contractual Obligations, page 68

33. Because the table is aimed at increasing the transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, the registrant may use its judgment to determine whether or not to include estimates of future interest payments. A registrant can also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please consider whether it is practicable to include scheduled interest payments in the table of these debt instruments and revise or advise.

34. As a related matter, we note that you entered into a series of interest rate swap agreements in February 2008. In future periods, please evaluate whether or not you can reasonably estimate the amount and timing of payments you will be obligated to make under the interest rate swap agreements to determine whether you can provide meaningful information in the table for these agreements. If the swap is structured in such a way as to be a fixed rate loan, then information should be provided in the table. Finally, please note that cash receipts under interest rate swaps should not be included in the table.

Business, page 72

35. Please name your top three customers of 2007 or advise us why you do not think that is necessary. Refer to Item 101(c)(1)(vii).

36. Please refer to the third to last paragraph on page 78. Revise to further describe your "just-in-time" delivery requirements and its track record.

37. Please revise to disclose the number of your facilities that do not have ISO certification on page 78.

Sale and Marketing; Customers, page 79

38. Refer to the last sentence of the last paragraph on page 79. Revise to state as a belief.

Competition, page 80

39. Please expand to further discuss your competitive condition within the industry. Refer to Item 101(c) of Regulation S-K.

Ownership and Corporate Structure, page 87

40. Please consider moving the organizational chart to an earlier part of the prospectus so that investors may readily receive a clearer understanding of your company.

Management, page 88

2007 Executive Compensation Components, page 93

41. We note that you review comparable salary data in determining executive compensation. Please disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

42. We note your disclosure regarding salary, bonus and long-term awards. For example, we note that you use subjective criteria for salary, but we do not see sufficient discussion regarding such criteria. In addition, we also note the weighting you use in determining targets. Please include qualitative and quantitative disclosure regarding the determination of targets. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

43. Please refer to the last sentence on page 95. Revise to state as a belief or delete the statement.

Underwriting, page 128

44. Please revise to state that the selling shareholders "may be deemed" underwriters.

Financial Statements

Consolidated Statements of Operations, page F-4
Unaudited Condensed Consolidated Statements of Operations, page F-37

45. Based upon your "Dividend Policy" disclosure on page 31 and your Statement of Equity on page F-5, it appears that you have paid a total of $288.5 million in dividends to your stockholders in fiscal 2007. In accordance with the guidance in SAB Topic 1.B.3, please provide pro forma earnings per share data solely for the latest fiscal year and interim period that gives effect to the number of shares that

would be sufficient to replace the capital in <u>excess</u> of earnings that have been withdrawn through the payment of dividends in the previous twelve months and any additional dividend that will be paid from the proceeds of the offering. Although dividends paid during the previous twelve months were not paid from the offering proceeds, those dividends are deemed to be in contemplation of this offering with the intention of repayment out of offering proceeds (to the extent it exceeds net income during the previous twelve months) for purposes of applying this staff accounting bulletin. In this regard, if the dividends paid in excess of earnings exceed the offering proceeds, the pro forma EPS calculation should not reflect more than the maximum number of shares that will be outstanding subsequent to the offering.

46. Therefore, please revise your historical combined statements of operations to reflect pro forma earnings per share for the latest fiscal year and interim period in addition to your presentation of historical earnings per share for these periods that gives effect to the above referenced guidance. In addition, please provide appropriate note disclosure in your historical financial statement sections that describe the treatment and computation for determining the additional number of shares to be included in the denominator for the pro forma earnings per share as well as the estimated offering price used in computing these shares. Please also revise your Summary Historical Consolidated and Combined Financial Data (page 12) and your Selected Historical Consolidated Financial Data (page 37) in a similar manner for consistent treatment with appropriate note disclosure.

Consolidated Statements of Stockholders' Equity, page F-5

47. We assume that dividends paid have been deducted from Additional Paid-In Capital when there is no Retained Earnings balance. If this is not the only basis for the allocation of dividends paid between these two stockholders' equity accounts, please explain exactly how the allocation was derived.

Note 8. Debt, page F-16

48. Refer to the Senior Floating Rate Toggle Notes due 2012 on page F-18. We note that you may elect to pay the interest on these notes in the form of "PIK Interest." Please tell us, and revise to disclose, how any such interest payments will be classified in the cash flow statement.

49. As a related matter, if "PIK Interest" is paid and the unpaid interest is converted to a note payable, please explain how you will classify the redemption of these notes in the cash flow statement. Please address the redemption of the PIK notes which represent interest incurred but not paid separately from the redemption of the initial aggregate principal amount in your response.

Note 11. Stock Based Compensation, page F-25

50. Refer to the description of your share option plan on pages F-26 and F-27. Please tell us more about the nature and contractual terms of your option plan and of the "provision of rights preservation" clause contained therein. Specifically, please explain the basis for each of the modifications and payments you undertook in order to "equitably adjust" option holders in connection with the May 2006, January 2007 and July 2007 dividends. Describe how each such event was valued and accounted for and cite your basis in GAAP for your accounting. If the option plan has been filed as an Exhibit, please direct us to its location.

Note 15. Related Party Transactions, page F-34

51. We note that Apollo elected to waive a portion of the contractual management fee and a $3 million transaction fee due on the issuance of the 2007 as well. It appears that these amounts would constitute capital contributions. Please advise as to whether they have been accounted for as such in the financial statements.

Back Cover Page

52. Please provide information regarding dealer prospectus delivery obligations on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

General

53. Upon resolution of all comments and prior to effectiveness, please revise your Form 10-K and Form 10-Q to reflect the revisions made to the Form S-1.

54. Consider the updating requirements of Rule 3-12 of Regulation S-X.

55. An updated accountant's consent should be included with any amendment to the filing.

Form 10-K - Flag Intermediate Holdings Corporation/Metals USA, Inc.

Selected Financial Data, page 22

56. Refer to the Balance Sheet Data on page 23. Please tell us how you derived the $754.9 million long-term debt balance for the year ended December 31, 2006 from the balances presented in your historical financial statements.

MD&A

Contractual Obligations, page 48

57. Because the table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, the registrant may use its judgment to determine whether or not to include estimates of future interest payments. A registrant can also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please consider whether it is practicable to include scheduled interest payments in the table.

58. In this regard, you state in your subsequent Form 10-Q that you entered into a series of interest rate swap agreements in February 2008. A registrant should evaluate whether or not it can reasonably estimate the amount and/or timing of payments it will be obligated to make under interest rate swap agreements to determine whether it can provide meaningful information in the table for these agreements. If the swap is structured in such a way as to be a fixed rate loan, then information should be provided in the table. Finally, please note that cash receipts under interest rate swaps should not be included in the table.

59. Refer to the disclosures in Note 8 regarding Holdings' Senior Floating Rate Toggle Notes due 2012. Please address the consideration given to SAB Topic 5-J, Interpretive Response to Question 3 in determining whether and how to present these notes in your financial statements.

60. As a related matter, it appears that additional disclosure regarding these notes may be appropriate in connection with your table of contractual obligations and accompanying disclosures. Please revise or advise.

Form 10-Q for Period Ended March 31, 2008 - Flag Intermediate Holdings Corporation/Metals USA, Inc.

MD&A

61. Refer to your discussion of "Liquidity and Capital Resources" on page 41. Please tell us how you arrived at an available cash balance of $22.5 million as of March 31, 2008.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

John A. Hageman
Metals USA Holdings Corp.
June 16, 2008
Page 13

You may contact Kristin Shifflett at (202) 551-3381 or Margery E. Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Andrew J. Nussbaum, Esq.
       Wachtell, Lipton, Rosen & Katz LLP
       via facsimile: (212) 403-2000